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[LOGO - intertape polymer group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

              Intertape Polymer Group Inc. Reaches Agreement With
                          Noteholders And Bankers And
                          Revises Revenue Expectations

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

October 4, 2001                  By: /s/ John Fain
                                 -----------------------------------
                                 John Fain
                                 Vice President, Corporate Marketing
                                 Intertape Polymer Group Inc.
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                          INTERTAPE POLYMER GROUP INC.
                                REACHES AGREEMENT
                          WITH NOTEHOLDERS AND BANKERS
                        AND REVISES REVENUE EXPECTATIONS
                            (stated in U.S. dollars)


Montreal, Quebec, Canada, October 5, 2001 - Intertape Polymer Group Inc. (NYSE and TSE: ITP) announced today that it has successfully reached an agreement in principle with its bankers and the holders of its senior notes ("Noteholders") with respect to the modification of its facilities for long-term financing. The Company has accepted a term sheet with its Bankers that provides a $150 million loan facility which will repay the existing bank indebtedness of $121 million, with the balance to be available for working capital purposes. The agreement in principle with the Noteholders modifies certain financial covenants that the Company considered too restrictive, but increases the interest rate payable to the Noteholders for the remaining term by 225 basis points.

Melbourne F. Yull, Chairman and CEO, comments "We are pleased to have renewed our arrangements with our lenders. We have worked diligently to structure these facilities in a difficult market environment. The Company will continue to work towards the reduction of its outstanding debt through careful financial management and planning."

The facilities are both anticipated to close on or before October 31, 2001. In the interim, the Company continues to operate under its current facilities. The Company believes these arrangements are reflective of current market conditions but will increase the Company's financing costs on an annual pre-tax basis by approximately $6.1 million. In addition, there will be certain other one-time costs associated with the refinancing which will be reflected in the fourth quarter. The increase in the financing costs that results from the agreement in principle with the Noteholders should be partially offset by the combined effect of a reduction of the financing costs related to the bank loans, given the decrease in the prevailing Libor and Prime rates and the reduction of the Company's total bank debt.

Since December 31, 2000, the amounts outstanding under the Company's bank facilities have been reduced by approximately $18 million through the generation of a positive cash flow from its operations. Additionally, the Company retired its $8 million of 1995 Series Senior Notes due May 31, 2001. The Company anticipates it will continue to reduce its outstanding bank indebtedness.

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The Company also today announced adjustments to previous expectations for sales in its fiscal third quarter ending September 30, 2001. Mr. Yull added "Order entry for the third quarter was consistent with our previous guidance, however, the ability to transport products across the Canadian and Mexican borders with the U.S.A. were adversely affected by the September 11th disaster and, consequently, revenues will be lower than anticipated by approximately 5%."

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with facilities throughout North America and one European location.

Certain statements and information set forth in this release, as well as other written or oral statements made from time to time by the Company or by its authorized executive officers on its behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and the Company undertakes no duty or obligation to update or revise its forward-looking statements. Although management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that the Company's stockholders and prospective investors should consider include, but are not limited to, the following: risks associated with pricing, volume and continued strength of markets where the Company's products are sold; delays and disruptions associated with terrorist attacks and reprisals, political instability, heightened security and war in countries of the world that affect the Company's business; the Company's ability to successfully complete negotiations with its lenders; the effect of competition on the Company's ability to maintain margins on existing or acquired operations; and other risk factors listed from time to time in the Company's reports (including its Annual Report on Form 40-F) filed with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION CONTACT:    Melbourne F. Yull
                                    Chairman and CEO
                                    Intertape Polymer Group Inc.
                                    Tel: (877) 318-5752
                                    E-mail: itp$info@intertapeipg.com
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                                    Web: www.intertapepolymer.com
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